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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mountain Province Diamonds Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

62426E402

(CUSIP Number)

July 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 62426E402

1.	Name of Reporting Person: Desmond P. Sharkey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,206,601

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,206,601

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,206,601

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑

11.	Percent of Class Represented by Amount in Row (9): 9.9%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: Mountain Province Diamonds Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21 Nesbitt Drive Toronto, Ontario, Canada M4W 2G2

Item 2.

(a)	Names of Persons Filing: Desmond P. Sharkey

(b)	Address of Principal Business Office or, if none, Residence: The principal business office address of Mr. Sharkey is 98 Saint Stephens Green, Dublin 2, Ireland.

(c)	Citizenship: Mr. Sharkey is a citizen of Ireland.

(d)	Title of Class of Securities: Common Shares, no par value per share

(e)	CUSIP Number: 62426E402

Item 3.	If This Statement is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5, 6, 7, 8, 9 and 11 of the Cover Page. As of July 30, 2003, December 31, 2003 and December 31, 2004, Mr. Sharkey owned 4,338,153, 4,457,467 and 5,206,001 Common Shares of the Issuer, respectively. Mr. Sharkey’s spouse owns 620,000 Common Shares of the Issuer. Mr. Sharkey does not have or share voting or dispositive power over such shares, such shares are not included in the number and percentages of shares disclosed on the Cover Page, and Mr. Sharkey expressly disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

By:	/s/ Desmond P. Sharkey
	Name:	Desmond P. Sharkey